Exhibit 2.1
SECOND AMENDED AND RESTATED REPURCHASE AGREEMENT
(Two Step)
This Second Amended and Restated Repurchase Agreement (Two Step) (“Agreement”) is entered into as of October 29, 2010 (“Effective Date”) by and between THE TORO COMPANY, a Delaware corporation, (hereinafter “Seller”), and RED IRON ACCEPTANCE, LLC, a Delaware limited liability company (“Red Iron”), to set forth the terms and conditions under which Red Iron will provide financing for certain dealers and distributors as set forth below. This Agreement amends and restates in its entirety that certain Amended and Restated Repurchase Agreement (Two Step) dated as of January 29, 2010 by and between Seller and Red Iron. In consideration of the matters and mutual agreements herein contained, Red Iron and Seller agree as follows:
1.	Definitions.
(a)	“Advance” herein shall mean a payment made or the making of a payment to Seller by Red Iron with respect to an Invoice pursuant to a finance program made available by Red Iron to a Dealer or a Distributor, as appropriate.

(b)	“Affiliated Agreement” herein shall mean that certain Amended and Restated Repurchase Agreement entered into as of October 29, 2010 by and between Seller and TCFCF (as amended and restated from time to time).

(c)	“Approval” herein shall mean Red Iron’s agreement, whether in writing, by electronic transmission or orally (provided, however, that such oral agreement be promptly confirmed in writing), to provide floorplan inventory financing for the sale of Inventory by Seller or an affiliate of Seller to a Dealer or Distributor, which agreement shall be in effect for a period of sixty (60) days from the date issued.

(d)	“Average Receivables” herein shall mean, with respect to an annual period (or such shorter period at the end of the term of this Agreement or as otherwise specified herein), the sum of the ending receivable balances due Red Iron associated with the Challenged Dealers for each month included in such annual period (or of each month in the current calendar year in the case of the calculation for the end of the term of this Agreement or as otherwise specified herein) divided by 12 or such lesser number of months for any period of less than one year. Receivable balances for the purposes of this definition shall be the unpaid principal balances of the Wholesale Instruments without taking into account any provision for credit loss, interest due thereon or any miscellaneous amounts payable in connection with the collection thereof.

(e)	“Challenged Dealer” has the meaning set forth in Section 2(e)(1).

(f)	“Challenged Dealer Invoice” herein shall mean an Invoice associated with a Dealer or Distributor for which Red Iron issues an Approval or makes an

Advance during the period of time that the Dealer or Distributor Dealer is a Challenged Dealer.

(g)	“Challenged Dealer Recourse Obligation” has the meaning set forth in Section 2(e)(2).

(h)	“Dealer” herein shall mean any person, firm or corporation which buys Inventory at wholesale from Seller or an affiliate of Seller and sells Inventory at retail.

(i)	“Dealer Invoice” herein shall mean an invoice, bill of sale or other evidence, whether in writing or electronically transmitted, of the sale or delivery of Inventory by Seller or an affiliate of Seller to a Dealer.

(j)	“Distributor” herein shall mean any person, firm, corporation or buying group which buys Inventory from Seller or an affiliate of Seller and sells Inventory at wholesale.

(k)	“Distributor Dealer” herein shall mean any person, firm or corporation which buys Inventory at wholesale from a Distributor and sells Inventory at retail.

(l)	“Distributor Invoice” herein shall mean an invoice, bill of sale or other evidence, whether in writing or electronically transmitted, of the sale or delivery of Inventory by Seller or an affiliate of Seller to a Distributor.

(m)	“Distributor to Dealer Invoice” herein shall mean an invoice, bill of sale or other evidence, whether in writing or electronically transmitted, of the sale or delivery of Inventory by a Distributor to a Dealer or a Distributor Dealer.

(n)	“Inventory” herein shall mean any and all products, including parts and accessories, software and related services manufactured, distributed or sold at wholesale by Seller or an affiliate of Seller.

(o)	“Invoice” herein shall mean a Dealer Invoice, a Distributor Invoice or a Distributor to Dealer Invoice, either collectively or individually, as the case may be.

(p)	“Non-conforming Customer” shall have the meaning set forth in Section 2(c)(1).

(q)	“Non-conforming Invoice” shall have the meaning set forth in Section 2(c)(1).

(r)	“Non-conforming Invoice Recourse Obligation” has the meaning set forth in Section 2(c)(2).

(s)	“Recourse Level Percentage” has the meaning set forth in Section 2(c)(1).

(t)	“Seller Payment Fraction” shall mean the fraction of (i) the amount of the initial payment received by Red Iron from Seller pursuant to Section 2(e)(2) with respect to the Challenged Dealer Invoices of a Challenged Dealer, over (ii) all amounts outstanding under Wholesale Instruments associated with such Challenged Dealer prior to receipt by Red Iron from Seller of the amount described in clause (i); provided, however, that, to the extent necessary to result in an allocation consistent with the foregoing, the parties will work together in good faith to adjust the Seller Payment Fraction if and when Red Iron receives any additional payment from Seller pursuant to Section 2(e)(2) with respect to the Challenged Dealer Invoices of that Challenged Dealer.

(u)	“TCFCF” shall mean TCF Commercial Finance Canada, Inc., a corporation incorporated pursuant to the federal laws of Canada.

(v)	“Wholesale Instrument” herein shall mean an invoice, billing statement, inventory schedule or other evidence of indebtedness, including the books and records of Red Iron, arising out of the financing by Red Iron of an Invoice.
2.	Financing Program.
(a)	Floorplan Inventory Financing Approvals. If Seller or an affiliate of Seller requests an Approval or sends to Red Iron an Invoice, and the Dealer or Distributor related to such Approval or Invoice is eligible for floorplan inventory financing in accordance with the credit and operational policies of Red Iron, then Red Iron shall, from time to time in its commercially reasonable discretion consistent with such credit and operational policies, issue such Approvals and Advances against such Invoices, all under the terms of this Agreement. Upon issuance of an Approval by Red Iron, Seller shall (or, as applicable, shall cause its affiliate to) deliver an original Invoice to Red Iron. Provided Red Iron receives the Invoice within sixty (60) days of the date Red Iron issued the Approval and within thirty (30) days of the ship date referred to in the Invoice, Red Iron shall Advance to Seller or its affiliate, as applicable, the amount of the Invoice, subject to the terms of the financing program then in effect between Seller and Red Iron. If the Invoice is not received within said 60- and 30-day periods, or is not acceptable in form or content once received, Red Iron has the right, without notice to Seller or its affiliate, as applicable, to cancel the Approval related to said Invoice. Prior to funding any Approval, Red Iron has the right to cancel said Approval upon oral or written notice (provided, however, that oral notice be promptly confirmed in writing) to Seller or its affiliate, as applicable, should Dealer or Distributor be in default of any of its obligations to Red Iron and provided that Seller or its affiliate, as applicable, has not shipped Inventory in reliance on Red Iron’s Approval. Advances with respect to Invoices and Approvals issued by Red Iron as provided hereunder shall constitute an acceptance of the terms and conditions hereof by Seller (for itself or on behalf of its affiliate, as applicable) and Red Iron, and no other act or notice shall be required on the part of Red Iron or Seller or its affiliate, as applicable, to entitle such Advances and Approvals to the benefits of this Agreement. Red Iron may deduct, set-off, withhold or apply any sums from payments due to Seller (either on behalf of itself or its affiliate, as applicable) from Red Iron under this Agreement any sums or payments due to Red Iron from Seller or its affiliates in respect of any Advance to be made by Red Iron with respect to any Invoice. Seller and Red Iron may from time to time enter into written agreements for any Seller sponsored special financing program for Dealers or Distributors.

(b)	Open Account Inventory Financing Approvals. If Seller or an affiliate of Seller delivers to Red Iron an original Invoice that is the subject of open account financing of inventory and related items and the amount of such Invoice is within (i) pre-established credit limits applicable to the Dealer or Distributor related to such Invoice and (ii) unsecured credit limits established by Red Iron from time to time (which shall not be less than Four Million Dollars ($4,000,000) in the aggregate at any time unless otherwise agreed by the parties hereto), then Red Iron shall, from time to time in its commercially reasonable discretion consistent with the credit and operational policies of Red Iron, make an Advance against such Invoice under the terms of this Agreement. Subject to the foregoing, if Red Iron receives the Invoice within thirty (30) days of the ship date referred to in the Invoice, Red Iron shall Advance to Seller or its affiliate, as applicable, the amount of the Invoice, subject to the terms of the financing program then in effect between Seller and Red Iron. Advances with respect to Invoices made as provided hereunder shall constitute an acceptance of the terms and conditions hereof by Seller (for itself or on behalf of its affiliate, as applicable) and Red Iron, and no other act or notice shall be required on the part of Red Iron or Seller (or its affiliate, as applicable) to entitle such Advances to the benefits of this Agreement. Red Iron may deduct, set-off, withhold or apply any sums from payments due to Seller (either on behalf of itself or its affiliate, as applicable) from Red Iron under this Agreement any sums or payments due to Red Iron from Seller or its affiliates in respect of any Advance to be made by Red Iron with respect to any Invoice.

(c)	Non-conforming Customers (Schedule 1).
(1)	If (i) Seller or an affiliate of Seller requests an Approval or sends to Red Iron an Invoice or requests that Red Iron accept a group of Invoices attributable to a single Dealer or Distributor, which would otherwise be subject to Section 2(a) but for the fact that the Dealer or Distributor related to such Approval or Invoice is not eligible for floorplan inventory financing in accordance with the credit and operational policies of Red Iron or (ii) Seller or an affiliate of Seller delivers to Red Iron an original Invoice, or requests that Red Iron accept a group of Invoices attributable to a single Dealer or Distributor, that is the subject of open account financing of inventory and related items but does not meet the requirements of Section 2(b) (in either case, whether as part of an individual request or group request, a “Non-conforming Invoice”), then, provided such request indicates that any Wholesale Instruments associated with such Non-conforming Invoice and any other Invoice(s) for that Dealer or Distributor (a “Non-conforming Customer”) are subject to the Non-conforming Invoice Recourse Obligation described below and the Non-conforming Customer has executed and delivered the loan documentation requested by Red Iron, Red Iron shall, from time to time in its commercially reasonable discretion, issue such Approval and make an Advance with respect to such Non-conforming Invoice, all under the terms of this Agreement including the applicable terms set forth in Sections 2(a) and 2(b) but subject to the Non-conforming Invoice Recourse Obligation. The parties may agree that the Non-conforming Invoice Recourse Obligation for the Wholesale Instruments of a particular Non-conforming Customer be limited to a percentage of the amount remaining due under the Wholesale Instruments (a “Recourse Level Percentage”). Seller hereby requests that Red Iron accept all Invoices of the Non-conforming Customers listed on Schedule 1 attached hereto, as of the respective effective dates specified on Schedule 1, and agrees that all Wholesale Instruments of such Non-conforming Customers are subject to the Non-conforming Invoice Recourse Obligation. The Recourse Level Percentage for all Wholesale Instruments of such Non-conforming Customers reflected on Schedule 1 attached hereto is 100% unless otherwise specified on Schedule 1.

(2)	If a Non-conforming Customer defaults in its obligation to pay to Red Iron the amount of any Wholesale Instrument, after the expiration of any cure period applicable to such Wholesale Instrument and, if Red Iron elects, the acceleration of all of the Non-conforming Customer’s obligations to Red Iron, Red Iron shall (i) attempt to collect from the Non-conforming Customer the Inventory securing payment of such Wholesale Instruments and amounts due to Red Iron through customary collection efforts (which may include exercising any rights available under any credit support facilities with regard to such Wholesale Instruments such as a guaranty or letter of credit) deemed appropriate by Red Iron in its commercially reasonable discretion; (ii) attempt to cause any relevant Distributor to repurchase any such collected Inventory and honor any recourse obligation to Red Iron which such Distributor may have with respect to all of the Wholesale Instruments of the Non-conforming Customer; and (iii) attempt to tender to Seller or an affiliate of Seller any such collected Inventory eligible under Section 3(a) or Section 3(b). Notwithstanding the foregoing, Red Iron shall not commence litigation in an attempt to collect amounts due from the Non-conforming Customer to Red Iron pursuant to this clause (c)(2) unless (x) such litigation is approved by Seller or (y) Red Iron determines, in its reasonable judgment, that its rights would be prejudiced by any delay caused by the need to obtain Seller’s approval, in which case it may commence litigation upon notice to Seller. Seller shall pay Red Iron upon demand all costs and expenses actually incurred by Red Iron in connection with collection efforts described in this clause (c)(2) and any other costs and expenses actually incurred by Red Iron that are approved in advance by Seller. Red Iron will use commercially reasonable efforts to notify Seller if it anticipates that the costs and expenses of the collection efforts described in this clause (c)(2) will exceed ten percent (10%) of the aggregate unpaid balance (including accrued but unpaid interest) remaining under all of the Wholesale Instruments associated with the Non-conforming Customer.

Red Iron may submit a written demand to Seller for any unpaid balance (including accrued but unpaid interest) remaining under all of the Wholesale Instruments associated with the Non-conforming Customer following completion of the collection efforts described in this clause (c)(2) or when Red Iron determines that it is not commercially reasonable to engage in or continue the collection efforts. The written demand must set forth in reasonable detail the nature of the default by the Non-conforming Customer. No later than five (5) business days after Seller’s receipt of the written demand, Seller will pay to Red Iron in immediately available funds an amount equal to the outstanding balance (including accrued but unpaid interest) under all of the Wholesale Instruments remaining unpaid which are associated with the Non-conforming Customer after applying any amount received by Red Iron pursuant to the collection efforts described in this clause (c)(2), multiplied by the applicable Recourse Level Percentage (such obligation being referred to herein as the “Non-conforming Invoice Recourse Obligation”).

(3)	If the amount paid to Red Iron under clause (c)(2) for all of the Wholesale Instruments owed by a Non-conforming Customer is equal to the full outstanding balance (including accrued but unpaid interest) of the amounts owed by the Non-conforming Customer to Red Iron, then Red Iron shall transfer, assign, set over and otherwise convey to Seller or its designee, without recourse, representation or warranty, except as set forth in the immediately following sentence, all the right, title and interest of Red Iron in and to the Wholesale Instruments of the Non-conforming Customer and all related loan documents, all moneys due or to become due and all collateral security, if any, with respect thereto and all amounts received with respect thereto and all proceeds thereof. Such transfer shall be free and clear of any liens created by or through Red Iron. Any collections received by Red Iron after the date of transfer with respect to any Wholesale Instruments transferred to Seller or its designee pursuant to this clause (c)(3), as well as any amount received by Red Iron after the date of transfer from an account debtor with respect thereto shall be deemed held by Red Iron in trust and as fiduciary for Seller or its designee and Red Iron shall pay the same over to Seller or its designee promptly upon receipt. Upon request by Seller, Red Iron will irrevocably instruct any account debtor with respect to such Wholesale Instruments to make all payments on account thereof after such assignment to Seller or its designee. Red Iron shall execute such documents and instruments of transfer or assignment and take such other actions as shall reasonably be requested by Seller or its designee to effect the conveyance of the Wholesale Instruments pursuant to this clause (c)(3).

(4)	If the amount paid to Red Iron under clause (c)(2) for all of the Wholesale Instruments associated with a Non-conforming Customer is less than the full outstanding balance (including accrued but unpaid interest) of all of such Wholesale Instruments, then the amount of any subsequent collections with respect to such Wholesale Instruments will be distributed (i) to Red Iron in an amount equal to the amount subsequently collected multiplied by the Recourse Level Percentage applicable to such Wholesale Instruments and (ii) to Seller in an amount equal to the amount subsequently collected less the amount paid to Red Iron under clause (c)(4)(i). Once Red Iron receives payment of the full amount owed by the Non-conforming Customer to Red Iron (including accrued but unpaid interest) with respect to such Wholesale Instruments, then Red Iron will transfer, assign, set over and otherwise convey all of the Wholesale Instruments and related loan documentation to Seller or its designee without recourse as provided in Section 2(c)(3) and the provisions of Section 2(c)(3) will thereafter apply to the Wholesale Instruments.

(5)	Seller and Red Iron acknowledge and agree that Red Iron’s rights under Section 2(c) with regard to the Wholesale Instruments of Non-conforming Customers are in addition to Red Iron’s rights under the provisions of Sections 3(a) and 3(b) and are not subject to the limitations set forth in Section 4(a). However, Red Iron will not exercise its rights under Sections 3(a) or 3(b) for any Inventory subject to a Wholesale Instrument of a Non-conforming Customer if Seller has paid the outstanding balance of all of the Wholesale Instruments of the Non-conforming Customer to Red Iron in full.

(6)	Notwithstanding the foregoing, if Red Iron notifies Seller, as a result of its own determination or in response to a request from Seller, that due to changed circumstances any Non-conforming Customer is no longer subject to any condition requiring that it be treated as a Non-conforming Customer, including, but not limited to a determination that all Invoices of the Non-conforming Customer would qualify for financing pursuant to either Section 2(a) or Section 2(b), the Wholesale Instruments of the Dealer or Distributor shall no longer be subject to the provisions of this Section 2(c), including the Non-conforming Invoice Recourse Obligation; provided, however, that the Inventory related to such Wholesale Instruments shall be subject to the provisions of Sections 3(a), 3(b) and 4(a). Red Iron agrees to respond to any request from Seller made pursuant to the preceding sentence, which request shall specify with reasonable detail the basis for such request, indicating Red Iron’s acceptance of such request or rejection of such request and the reason for such rejection, in writing within five (5) business days after Red Iron’s receipt of such request from Seller. When Red Iron notifies Seller that a Dealer or Distributor is no longer subject to any condition requiring that it be treated as a Non-conforming Customer, Schedule 1 shall be amended to delete reference to such former Non-conforming Customer. Likewise, at such time as Seller requests that Red Iron accept a group of Invoices attributable to a single Dealer or Distributor as Non-conforming Invoices in accordance with the provisions of this Section 2(c), such Schedule 1 shall be amended to add a reference to such Dealer or Distributor such that all Wholesale Instruments with respect to such Dealer or Distributor will be subject to the provisions of this Section 2(c) as of the effective date specified on Schedule 1. Such amendments to Schedule 1, and any other updates, amendments, supplements or modifications to Schedule 1 as may be mutually agreed upon by the parties from time to time, shall be in writing and initialed by an authorized representative of each party. Seller and Red Iron anticipate that Schedule 1 will be updated on a monthly basis (or more frequently as the parties agree) throughout the term of this Agreement.
(d)	Effect of Payment. Upon Red Iron’s Advance to Seller or an affiliate of Seller of the amount of an Invoice pursuant to the terms of the preceding Sections 2(a), (b) or (c), the obligation of the Dealer or Distributor, as applicable, to make payment under the terms of such Invoice to Seller or Seller’s affiliate, as applicable, shall be extinguished.

(e)	Challenged Dealers (Schedule 2).
(1)	From time to time, Seller and Red Iron may agree to list a Dealer or Distributor Dealer, which has executed and delivered the loan documentation requested by Red Iron, on Schedule 2 attached hereto (each, a “Challenged Dealer”), effective as of the date specified on Schedule 2. Red Iron agrees to provide Seller with monthly reports setting forth unpaid principal balances of all Wholesale Instruments due Red Iron from each Challenged Dealer as of the end of each month, past due status of any such balances and such other information as Seller may reasonably request. If a Challenged Dealer defaults in its obligation to pay to Red Iron the amount of any Wholesale Instrument, after the expiration of any cure period applicable to such Wholesale Instrument and, if Red Iron elects, the acceleration of all of the Challenged Dealer’s obligations to Red Iron, Red Iron shall (i) attempt to collect from the Challenged Dealer the Inventory securing payment of such Wholesale Instruments and amounts due to Red Iron through customary collection efforts (which may include exercising any rights available under any credit support facilities with regard to such Wholesale Instruments such as a guaranty or letter of credit) deemed appropriate by Red Iron in its commercially reasonable discretion; (ii) attempt to cause any relevant Distributor to repurchase any such collected Inventory and honor any recourse obligation to Red Iron which such Distributor may have with respect to the Wholesale Instruments of the Challenged Dealer; and (iii) attempt to tender to Seller or an affiliate of Seller any such collected Inventory eligible under Section 3(a) or Section 3(b). Until such time as Seller makes a payment to Red Iron with respect to a Challenged Dealer pursuant to Section 2(e)(2), amounts collected by Red Iron for a Challenged Dealer that relate to a specific Wholesale Instrument will be applied to such Wholesale Instrument and any amounts collected by Red Iron for a Challenged Dealer that do not relate to a specific Wholesale Instrument will be applied to the Wholesale Instruments of the Challenged Dealer based on the date of issuance, with the oldest outstanding Wholesale Instrument being satisfied first. Notwithstanding the foregoing, Red Iron shall not commence litigation in an attempt to collect amounts due from the Challenged Dealer to Red Iron pursuant to this clause (e)(1) unless (x) such litigation is approved by Seller or (y) Red Iron determines, in its reasonable judgment, that its rights would be prejudiced by any delay caused by the need to obtain Seller’s approval, in which case it may commence litigation upon notice to Seller. Seller shall pay Red Iron upon demand all costs and expenses actually incurred by Red Iron in connection with collection efforts described in this clause (e)(1) and any other costs and expenses actually incurred by Red Iron that are approved in advance by Seller. Red Iron will use commercially reasonable efforts to notify Seller if it anticipates that the costs and expenses of the collection efforts described in this clause (e)(1) will exceed ten percent (10%) of the aggregate unpaid balance (including accrued but unpaid interest) remaining under all of the Wholesale Instruments due Red Iron from the Challenged Dealer. In addition, Red Iron will use commercially reasonable efforts to notify Seller if it believes that unpaid interest will accrue for a period of more than ninety (90) days after the due date of a Wholesale Instrument associated with a Challenged Dealer Invoice.

(2)	Red Iron may submit a written demand to Seller for any unpaid balance (including accrued but unpaid interest) remaining under the Wholesale Instruments associated with Challenged Dealer Invoices following completion of the collection efforts described in clause (e)(1) or when Red Iron determines that it is not commercially reasonable to engage in or continue the collection efforts. The written demand must set forth in reasonable detail the nature of the default by the Challenged Dealer. No later than five (5) business days after Seller’s receipt of the written demand, Seller will pay to Red Iron in immediately available funds an amount equal to the outstanding balance (including accrued but unpaid interest) remaining unpaid under the Wholesale Instruments associated with Challenged Dealer Invoices after applying any amount received by Red Iron pursuant to the collection efforts described in clause (e)(1) (such repurchase obligation being referred to herein as the “Challenged Dealer Recourse Obligation”). Such payment shall be considered payment in full by Seller of the Wholesale Instruments associated with Challenged Dealer Invoices.

(3)	Notwithstanding the foregoing, neither Seller nor any affiliate of Seller shall have any obligation to pay to Red Iron the amount remaining unpaid under a Wholesale Instrument associated with a Challenged Dealer

Invoice during any calendar year under the terms of this Agreement if any of the following are applicable:
(i)	the aggregate amount of Challenged Dealer Recourse Obligations fully and finally paid hereunder to Red Iron with respect to Wholesale Instruments associated with Challenged Dealer Invoices in such calendar year equals or exceeds One Million Dollars ($1,000,000);

(ii)	the aggregate amount of Challenged Dealer Recourse Obligations fully and finally paid hereunder to Red Iron exceeds (A) during 2010, the greater of One Hundred Thousand Dollars ($100,000) or ten percent (10%) of Average Receivables for the period to date in 2010 or (B) during 2011, ten percent (10%) of Average Receivables for the period to date in 2011 or (C) in 2012 and thereafter, ten percent (10%) of Average Receivables for the most recently completed twelve month period; or

(iii)	with respect to a particular Challenged Dealer, to the extent the Challenged Dealer Recourse Obligations fully and finally paid hereunder would exceed one hundred ten percent (110%) of the credit line reflected on Schedule 2 for such Challenged Dealer (as in effect at the time of such purchase).
Seller acknowledges that as Red Iron issues Approvals or makes Advances with respect to additional Challenged Dealer Invoices during the course of a calendar year, Seller may be obligated to honor the payment obligations with respect to Wholesale Instruments associated with Challenged Dealer Invoices that were exempt from such payment obligation in prior months as a result of the application of clause (ii) of the preceding sentence and agrees to do so promptly upon demand by Red Iron following the close of any calendar month in which such payment obligation arises. Beginning December 31, 2010, Red Iron shall, within forty-five (45) days following each December 31 and the expiration date of this Agreement, calculate Average Receivables for the calendar year then ending (or the period ending on such expiration date). Red Iron will thereafter promptly remit to Seller the amount, if any, by which the Challenged Dealer Recourse Obligations fully and finally paid by Seller hereunder with respect to such immediately preceding calendar year (or the current calendar year period ending on the expiration date) exceeded ten percent (10%) of Average Receivables for such period.

(4)	If the amount paid to Red Iron under clause (e)(2) for a Challenged Dealer is equal to the full outstanding balance (including accrued but unpaid interest to the extent required thereunder) of the amount owed by the Challenged Dealer to Red Iron, then Red Iron shall transfer, assign, set over and otherwise convey to Seller or its designee, without recourse, representation or warranty, except as set forth in the immediately following sentence, all the right, title and interest of Red Iron in and to the Wholesale Instruments associated with Challenged Dealer Invoices for which Seller satisfied its payment obligations pursuant to clause (e)(2) and all related loan documents, all moneys due or to become due and all collateral security, if any, with respect thereto and all amounts received with respect thereto and all proceeds thereof. Such transfer shall be free and clear of any liens created by or through Red Iron. Any collections received by Red Iron after the date of transfer with respect to any Wholesale Instruments transferred to Seller or its designee pursuant to this clause (e)(4) shall be deemed held by Red Iron in trust and as fiduciary for Seller or its designee and Red Iron shall pay the same over to Seller or its designee promptly upon receipt. Upon request by Seller, Red Iron will irrevocably instruct any account debtor with respect to such Wholesale Instruments to make all payments on account thereof after such assignment to Seller or its designee. Red Iron shall execute such documents and instruments of transfer or assignment and take such other actions as shall reasonably be requested by Seller or its designee to effect the conveyance of the Wholesale Instruments pursuant to this clause (e)(4).

(5)	If the amount paid to Red Iron under clause (e)(2) is less than the full outstanding balance (including accrued but unpaid interest to the extent required thereunder) of the amount owed by the Challenged Dealer to Red Iron, then, notwithstanding the provisions of Section 2(e)(1) regarding the allocation of amounts received from Challenged Dealers, the amount of any subsequent collections with respect to such Wholesale Instruments of the Challenged Dealer will be distributed to (i) Seller in an amount equal to the amount of such collection multiplied by the Seller Payment Fraction and (ii) Red Iron in an amount equal to the amount of such collection less the amount paid to Seller under the preceding clause (i).

(6)	Seller and Red Iron acknowledge and agree that Red Iron’s rights under Section 2(e) with regard to Wholesale Instruments associated with Challenged Dealer Invoices are in addition to Red Iron’s rights under the provisions of Sections 3(a) and 3(b) and are not subject to the limitations set forth in Section 4(a). However, Red Iron will not exercise its rights under Sections 3(a) or 3(b) for any Inventory subject to a Challenged Dealer Invoice if Seller has paid the outstanding balance of all of the Wholesale Instruments of the Challenged Dealer associated with Challenged Dealer Invoices in full. Further, if Seller has paid a portion of the outstanding balance of the Wholesale Instruments of a Challenged Dealer pursuant to Section 2(e)(2), the amounts payable by Seller pursuant to the provisions of Sections 3(a) or 3(b) for such transactions subsequent to such payment with respect to such Challenged Dealer shall be reduced by the amount of any such payment.

(7)	Notwithstanding the foregoing, if Red Iron notifies Seller, as a result of its own determination or in response to a request from Seller, that due to changed circumstances any Challenged Dealer is no longer subject to any condition requiring that it be treated as a Challenged Dealer, including, but not limited to, a determination that a Challenged Dealer has become eligible for floorplan inventory financing in accordance with the credit and operational policies of Red Iron, any Wholesale Instruments associated with Challenged Dealer Invoices of such former Challenged Dealer shall no longer be subject to the provisions of this Section 2(e) including the Challenged Dealer Recourse Obligation; provided, however, that such Wholesale Instruments associated with Challenged Dealer Invoices shall be subject to the provisions of Sections 3(a), 3(b) and 4(a). Red Iron agrees to respond to any request from Seller made pursuant to the preceding sentence, which request shall specify with reasonable detail the basis for such request, indicating Red Iron’s acceptance of such request or rejection of such request and the reason for such rejection, in writing within ten (10) business days after Red Iron’s receipt of such request from Seller. When Red Iron notifies Seller that a Challenged Dealer is no longer subject to any condition requiring that it be treated as a Challenged Dealer, Schedule 2 shall be amended to delete reference to such former Challenged Dealer. Likewise, at such time as Seller and Red Iron determine that future Wholesale Instruments related to any other Dealer or Distributor Dealer are to be subject to the provisions of this Section 2(e), such Schedule 2 shall be amended to add a reference to such Dealer or Distributor Dealer such that any Invoices associated with such Dealer or Distributor Dealer for which Red Iron issues an Approval or makes an Advance on or after the date of such amendment will be Challenged Dealer Invoices and the associated Wholesale Instruments will be subject to the provisions of this Section 2(e). Such amendments to Schedule 2, and any other updates, amendments, supplements or modifications to Schedule 2 as may be mutually agreed upon by the parties from time to time, shall be in writing and initialed by an authorized representative of each party. Seller and Red Iron anticipate that Schedule 2 will be updated on a monthly basis (or more frequently as the parties agree) throughout the term of this Agreement.
(f)	Limited Power of Attorney. Seller (on behalf of itself and its affiliates) hereby grants to Red Iron a limited power of attorney for the sole purpose of endorsing checks, drafts and other instruments received by Red Iron payable to the order of Seller and its affiliates and relating, in whole or in part, to receivables held by Red Iron.
3.	Repurchase of Inventory; Extended Service Contract Recourse.
(a)	Seller’s Repurchase of Inventory Sold by Seller or its Affiliates Directly to a Dealer or Distributor. Subject to Section 4, if Red Iron shall repossess or come into possession of any Inventory, or any part thereof, covered by any Dealer

Invoice or Distributor Invoice, Seller agrees to repurchase such Inventory from Red Iron in a condition that is new and unused, subject to normal wear and tear resulting from display or demonstration, and wherever located. Seller shall pay Red Iron, within thirty (30) days of request therefor and in good funds, the outstanding balance (including accrued but unpaid interest) remaining unpaid under the Wholesale Instrument(s) related to such Invoice. In addition, Seller shall pay Red Iron for all costs and expenses actually incurred by Red Iron in taking possession or in the repossession of such Inventory, including shipping and storage costs (not to exceed ten percent (10%) of the original Invoice) plus reasonable attorneys’ fees and court costs actually incurred. Seller shall not assert any interest in or title to such Inventory until it has paid Red Iron all amounts as specified herein in full.

(b)	Seller’s Repurchase of Inventory Sold by a Distributor to a Dealer. Subject to Section 4, if Red Iron shall repossess or come into possession of any Inventory, or any part thereof, covered by any Distributor to Dealer Invoice, and Distributor fails to repurchase such Inventory from Red Iron within thirty (30) days of Red Iron’s demand therefor, Seller agrees to repurchase such Inventory from Red Iron in a condition that is new and unused, subject to normal wear and tear resulting from display or demonstration, and wherever located. Subject to Section 3(h), Seller shall pay Red Iron, within thirty (30) days of request therefor and in good funds, the outstanding balance (including accrued but unpaid interest) amount remaining unpaid under the Wholesale Instrument(s) related to such Distributor to Dealer Invoice. In addition, Seller shall pay Red Iron for all costs and expenses actually incurred by Red Iron in taking possession or in the repossession of such Inventory, including shipping and storage costs (not to exceed ten percent (10%) of the original Invoice) plus reasonable attorneys’ fees and court costs actually incurred. Seller shall not assert any interest in or title to such Inventory until it has paid Red Iron all amounts as specified herein in full.

(c)	Treatment Under Uniform Commercial Code. Seller and Red Iron agree that the repurchase of Inventory hereunder shall not be deemed to be a transfer subject to Sections 9-615(f) or 9-618 of the Illinois Uniform Commercial Code or any similar provision of any other applicable law.

(d)	Unidentified Inventory. If an Invoice delivered to Red Iron by Seller does not identify the covered Inventory by serial number, but only by model number, and Seller cannot prove to Red Iron’s reasonable satisfaction that an item of Inventory is covered by a particular Invoice, then for purposes of determining the age or price of an item of Inventory under this Agreement, the item of Inventory shall be deemed to be covered by the most recent Invoice which has an item with the same model number as the item of Inventory tendered for repurchase.

(e)	Refinanced Inventory. Seller further agrees that in the event Red Iron refinances Inventory pursuant to a buyout of debt from another financing source or otherwise, such Inventory will be subject to repurchase by Seller under this

Section 3, notwithstanding the fact that Red Iron did not finance the initial purchase of such Inventory from Seller.

(f)	Further Assurances. Seller agrees (and Seller will cause its affiliates, as applicable) to execute any additional agreements, instruments, and documents which Red Iron may reasonably require to maintain Red Iron’s rights and interests in any Inventory.

(g)	Notice of Litigation. To the extent reasonably feasible, and without prejudicing Red Iron’s rights, Red Iron shall provide Seller prior written notice of Red Iron’s intent to commence litigation against a Dealer or Distributor.

(h)	Notice of Action Against a Dealer or Distributor. Red Iron shall provide Seller contemporaneous written notice of any action by Red Iron against a Dealer or Distributor with respect to any amounts unpaid under Wholesale Instrument(s) associated with a Distributor to Dealer Invoice. Red Iron shall not make a demand on Seller to perform its obligations under Section 3(b) until at least ten (10) days after providing such notice to Seller or, in the case where the Dealer or Distributor disputes such amounts in good faith, until at least thirty (30) days after providing such notice to Seller.

(i)	Extended Service Contracts. If a Wholesale Instrument associated with an Invoice for an extended service contract is not paid when due, then Red Iron shall have the benefit of recourse to Seller with respect to the Wholesale Instrument(s) related to such Invoice on such terms as Red Iron and Seller shall mutually agree from time to time.
4.	Net Repurchase Limit; Remarketing.
(a)	Net Repurchase Limit. Neither Seller nor any affiliate of Seller shall have any obligation under Section 3 of this Agreement, Section 3 of the Affiliated Agreement, or under similar provisions of any other repurchase agreement entered into by and between Seller or an affiliate of Seller, on the one hand, and Red Iron on the other, to repurchase any additional Inventory in a calendar year once the aggregate amount of repurchase obligations fully and finally paid by Seller or any affiliate of Seller under Section 3 of this Agreement to Red Iron during such calendar year (other than with respect to Inventory subject to Non-conforming Invoices), together with the aggregate amount of any repurchase obligations fully and finally paid by Seller or any affiliate of Seller to TCFCF under Section 3 of the Affiliated Agreement (other than with respect to Inventory subject to Non-conforming Invoices), and under similar provisions of any other repurchase agreement by and between Seller or an affiliate of Seller and TCFCF or Red Iron, equals or exceeds the Net Repurchase Limit for such calendar year. “Net Repurchase Limit” shall mean Seven Million Five Hundred Thousand United States Dollars (USD$7,500,000) for each calendar year during the term of this Agreement. The foregoing Net Repurchase Limit shall not relieve Seller or its affiliates from (i) any obligation to repurchase or otherwise acquire any

Inventory subject to Non-conforming Invoices or pursuant to any separate agreement between Seller or an affiliate of Seller and any Distributor or (ii) any other recourse obligation Seller or an affiliate of Seller may have to Red Iron (including the Non-conforming Invoice Recourse Obligation described in Section 2(c)(2), the Challenged Dealer Recourse Obligation described in Section 2(e)(2), and the recourse obligation with respect to extended service contracts described in Section 3(i)). The value in United States Dollars of Inventory repurchased pursuant to Section 4(a) of the Affiliated Agreement shall be determined using the Canadian Dollar exchange rate printed in the Wall Street Journal on the effective date of the applicable repurchase transaction.

(b)	Remarketing. Once the Net Repurchase Limit has been reached in a calendar year, Seller agrees to use its best efforts to remarket any additional repossessed Inventory on behalf of Red Iron on a non-discriminatory, non-priority basis for an amount not less than the outstanding balance (including accrued but unpaid interest) remaining due Red Iron on such Inventory. As used herein, such best efforts shall include advertising and using the same methods to market such Inventory as Seller uses to market similar products in the course of conducting its own business, subject to Red Iron’s rights to approve all aspects of any resale of such Inventory. Red Iron acknowledges that Seller in the ordinary course of its business will be engaged in the marketing of other similar Inventory and that such activity shall not constitute a breach of any duty of Seller under the terms of this Section 4(b) so long as Seller complies with the two immediately preceding sentences. Red Iron will reimburse Seller for reasonable out-of-pocket, third party expenses, including reasonable commissions (if any), incurred by Seller in providing remarketing services pursuant to this Section 4(b).
5.	Seller Representations and Warranties.
(a)	Seller Representations and Warranties. Seller represents and warrants, at the time of any Red Iron Approval or Advance against any Invoice as provided hereunder, that:
(1)	each and every Invoice issued by Seller or its affiliate, as applicable, represents valid obligations of a Dealer or Distributor, is legally enforceable according to its terms and relates to bona fide, original acquisition sales of Inventory by Seller or its affiliate, as applicable, to a Dealer or Distributor or sales of extended service contracts to product end users by a Dealer or Distributor on behalf of Seller or its affiliate, without any claim, offset or defense to payment by Dealer or Distributor (other than customary commissions payable to Dealers or Distributors upon the sale of extended service contracts) and that the Dealer or Distributor requested that the acquisition of Inventory or payments related to sales of extended service contracts be financed by Red Iron;

(2)	Seller’s (or, as applicable, its affiliate’s) title to any Inventory is free and clear of all security interests, liens and encumbrances and the transfer of

Inventory to the Dealer or Distributor by Seller or its affiliate, as applicable, conveys to Dealer or Distributor all of Seller’s or its affiliate’s right, title and interest in and to such Inventory; and

(3)	Seller’s (or, as applicable, its affiliate’s) right to receive payments with respect to any extended service contracts sold by a Dealer or Distributor on behalf of Seller or its affiliate is free and clear of all security interests, liens and encumbrances.

(4)	Any Inventory is in new and unused condition; it is of the kind, quality and condition represented or warranted to Dealer or Distributor; it meets or exceeds all applicable federal, state and local safety, manufacturing and other standards; and if it is a type of Inventory customarily crated or boxed, such crate or box is factory sealed.
(b)	Breach of Seller Representations and Warranties. In the event of breach of any of the foregoing representations or warranties, Seller will, immediately upon demand, pay to Red Iron in immediately available good funds the amount of the unpaid balance of the Wholesale Instrument relating to the Invoice or Inventory with respect to which the representation/warranty was breached, plus all charges owing by Dealer or Distributor with respect thereto, and all of Red Iron’s costs and expenses, including reasonable attorneys’ fees, actually incurred in connection with such breach.
6.	Seller Covenants and Indemnity. Seller covenants as follows:
(a)	Product Warranties. All Inventory financed by Red Iron shall be subject to applicable product warranties of Seller (or its affiliate, as applicable), and Seller agrees to perform, or cause to be performed, all repairs, modifications or other acts required of Seller or its affiliate, as applicable, pursuant to said product warranties. All expenses of performance under this covenant shall be paid by Seller.

(b)	Returned Inventory. If Seller or its affiliate, as applicable, accepts the return from any Dealer or Distributor of any Inventory covered by any Wholesale Instrument, voluntarily or otherwise, whether or not any substitution is made for such returned Inventory, Seller will reimburse Red Iron for the unpaid balance amount of the Wholesale Instrument within thirty (30) days of the return.

(c)	Financial Statements. At any time at which Seller is not required to file reports with the U.S. Securities Exchange Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, Seller will, upon request, promptly provide Red Iron with Seller’s year-end balance sheet and annual profit and loss statement for each fiscal year prepared in accordance with generally accepted accounting principles, consistently applied.

(d)	Compliance with Laws. All transactions of Seller and its affiliates related to the sale of Inventory financed by Red Iron shall comply with all applicable laws,

rules, regulations and orders of all governmental entities having jurisdiction over such transactions. Seller agrees to indemnify and hold Red Iron harmless from and against any and all claims, damages, costs, expenses, penalties and judgments asserted or imposed upon, or incurred by, Red Iron as a result of breach by Seller or its affiliates of any provision of this Section 6.

(e)	Notice of Termination of Distributor Agreements. Seller will notify Red Iron promptly (i) if Seller or its affiliate, as applicable, terminates, or gives notice of its intent to terminate, its agreement with any Distributor or (ii) if any Distributor terminates, or gives notice of its intent to terminate, its agreement with Seller or one of its affiliates.
7.	Waivers.
(a)	Seller Waiver of Certain Notices. Seller (on behalf of itself and its affiliates) waives: notice of non-payment; protest and dishonor and notice of protest and dishonor of any Wholesale Instrument; notice of Red Iron’s acceptance of this Agreement; and all other notices to which Seller or its affiliates might otherwise be entitled to by law. Red Iron may, at any time or times, without notice to or further consent of Seller or its affiliates, renew and extend the time of payment of Wholesale Instruments and compromise or adjust claims on Wholesale Instruments or Inventory covered thereby and waive or modify performance of such terms and conditions of its financing arrangement with Dealers or Distributors, as Red Iron may determine to be reasonable, and no such renewal, extension, compromise, adjustment, waiver or modification shall affect the obligations or liabilities of Seller hereunder.

(b)	No Waiver. No waiver of any provision of this Agreement shall be implied, and no waiver shall be valid, unless it is in writing and signed by the person or party to be charged. No waiver of any breach of any of the terms, provisions or conditions of this Agreement shall be construed as or held to be a waiver of any other breach, or a waiver of, acquiescence in, or consent to, any further or succeeding breach hereof.
8.	Term and Termination.
(a)	Initial Term. The initial term of this Agreement commenced on October 1, 2009 and, provided this Agreement is not terminated earlier as otherwise provided herein, shall continue until October 31, 2014 (the “Initial Term”) and thereafter shall be extended automatically for additional two-year terms (each, an “Additional Term”) unless at least one year prior to the expiration of the Initial Term or Additional Term (as applicable) either party gives notice to the other party of its intention not to extend the term, in which event the Agreement shall terminate at the end of the then current Initial Term or Additional Term. Notwithstanding the foregoing, this Agreement shall automatically terminate upon the final dissolution, winding up and liquidation of Red Iron.

(b)	Default Termination. If Seller (or, as applicable, one of its affiliates) is in default of any of the provisions of this Agreement and Seller shall fail to cure (or cause the cure of) such default within thirty (30) days after notice by Red Iron of such default (or such longer period of time as is reasonably necessary to allow Seller to cure (or cause the cure of) such default but, in any event, not more than seventy-five (75) days after notice by Red Iron of such default), Red Iron shall then have the right to terminate this Agreement without further notice and without penalty and the right to exercise all remedies available to Red Iron under applicable law.

(c)	Effect of Termination. The termination of all or any part of this Agreement shall not affect the obligations of Seller or its affiliates with respect to Invoices approved or Advanced against by Red Iron, or other obligations incurred by either party, prior to the effective date of such termination.
9.	General.
(a)	Authorization; Assignment. This Agreement has been duly authorized and executed by Seller and Red Iron and shall be binding upon and inure to the benefit of the parties hereto and their respective successors or assigns, subject to the limitations of this Section 9(a). Neither party may assign this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld), unless such assignment is to a successor-in-interest to the assigning party.

(b)	Entire Agreement; Amendments; No Partnership. This Agreement constitutes the entire agreement between the parties and contains all of the agreements between the parties with respect to the subject matter hereof. This Agreement supersedes any and all other agreements, either oral or written, between the parties hereto with respect to the subject matter hereof. No amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto. Notwithstanding the foregoing, the parties acknowledge that there may be other agreements between them from time to time covering related matters such as financing program terms, Seller sponsored rate programs or electronic invoice transmission which shall continue in full force and effect. This Agreement shall not be deemed to create, or intend, a joint venture, partnership, agency or other similar relationship between Seller and Red Iron.

(c)	Notices. Notices and all other communication provided for herein shall be in writing and shall be deemed to have been given to a party at the earlier of (i) when personally delivered, (ii) 72 hours after having been deposited into the custody of the U.S. Postal Service, sent by first class certified mail, postage prepaid, (iii) one business day after deposit with a national overnight courier service, (iv) upon receipt of a confirmation of facsimile transmission or (v) upon receipt of electronic mail (with a notice contemporaneously given by another method specified in this Section 9(c)); in each case addressed as follows:

If to Red Iron:	Red Iron Acceptance, LLC
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: General Manager
Telephone: (952) 887-8266
Facsimile: (952) 887-8258
Email: tevans@tcfif.com

If to Seller:	The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: Treasurer
Telephone: 952-887-8449
Facsimile: 952-887-8920
Email: tom.larson@toro.com
or to such other address as either party hereto may have furnished to the other party hereto in writing in accordance herewith, expect that notices of change of address shall be effective only upon receipt.

(d)	Governing Law. This Agreement shall be subject to and governed by the laws of the state of Illinois, without regard to conflicts of law principles.

(e)	Performance. The respective acts and obligations of the parties under this Agreement shall be performed solely by said parties; provided, however, if any act or obligation hereunder is performed by any party’s subsidiary, affiliate or agent, then such performance shall be deemed to be the act or obligation of Seller or Red Iron, as applicable.

(f)	Expenses. Seller agrees to pay all reasonable out of pocket costs and expenses, including attorneys’ fees, actually incurred by Red Iron in enforcing any of the provisions of this Agreement.

(g)	Waiver of Jury Trial. EACH OF SELLER AND RED IRON, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING TO THIS AGREEMENT IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THIS WAIVER IS A MATERIAL INDUCEMENT FOR OUR ENTERING INTO THIS AGREEMENT.

(h)	Submission to Jurisdiction. Each of Seller and Red Iron hereby irrevocably submits to the non-exclusive jurisdiction of the Federal courts and the courts of the state of Minnesota sitting in Minneapolis or St. Paul, Minnesota or any state court located in Hennepin County, Minnesota, and by execution and delivery of this Agreement, each party hereto accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of such courts with respect to any litigation concerning this Agreement or the transactions contemplated hereby or any matters related thereto. Each party hereto irrevocably waives any objection (including any objection to the laying of venue or any objection on the grounds of forum non conveniens) which it may now or hereafter have to the bringing of any proceeding with respect to this Agreement to the courts set forth above. Each party hereto agrees to the personal jurisdiction of such courts and that service of process may be made on it at the address indicated in Section 9(c). Nothing herein shall affect the right to serve process in any other manner permitted by law.

(i)	Limitation on Damages. NO PARTY TO THIS AGREEMENT SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO THIS AGREEMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR PUNITIVE, EXEMPLARY OR, EXCEPT IN THE CASE OF FRAUD, BAD FAITH, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE, INDIRECT OR CONSEQUENTIAL DAMAGES THAT MAY BE ALLEGED AS A RESULT OF ANY TRANSACTION CONTEMPLATED HEREUNDER.

(j)	Severability. If any portion or portions of this Agreement shall be, for any reason, invalid or unenforceable, the remaining portion or portions shall nevertheless be valid, enforceable and carried into effect, unless to do so would clearly violate the present legal and valid intention of the parties hereto.

(k)	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or electronic transmission, as directed by Red Iron.

(l)	Headings; Interpretation. The headings in this Agreement are inserted for convenience only and are not to be considered in the interpretation or construction of the provisions hereof. Unless the context of this Agreement otherwise clearly requires, the following rules of construction shall apply to this Agreement: (i) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “include” and “including” and words of similar import shall not be construed to be limiting or exclusive and (c) the word “or” shall have the meaning represented by the phrase “and/or.”
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

The Toro Company			Red Iron Acceptance, LLC

Seller

By:	/s/ Thomas J. Larson		By:	/s/ Tom Evans

	Print Name:	Thomas J. Larson		Print Name:	Tom Evans
	Title:	V.P., Treasurer		Title:	General Manager
	Tax ID No.:	41-0580470

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